Annual Report

Cover Page

Name of issuer:

Alpha-Otto Technologies Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/20/2022

Physical address of issuer:

8499 Preiss Ct.
Fenton MI 48430

Website of issuer:

https://alphaotto.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

| | Most recent fiscal year-end: | Prior fiscal year-end: |

Total Assets:	$755,008.00	$3,580.00
Cash & Cash Equivalents:	$650,953.00	$3,580.00
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$78,090.74	$73,878.00
Non-Current Liabilities:	$0.00	$17,000.00
Revenues/Sales:	$646.47	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($129,806.00)	($39,360.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Alpha-Otto Technologies Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
John L. Krzeminski	President/CTO	Alpha-Otto Technologies	2022
David D. Dusseau	Sec./Treasurer/CEO	Alpha-Otto Technologies	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
John L. Krzeminski	President	2022
John L. Krzeminski	Chief Technology Officer	2022
David D. Dusseau	Secretary	2022
David D. Dusseau	Treasurer	2022
David D. Dusseau	CEO	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
John L. Krzeminski	7500000.0 common stock	75.0
David D. Dusseau	2500000.0 common stock	25.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not

pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Uncertain Risk.
An investment in Alpha-Otto Technologies Inc. (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company, as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Intellectual Property.
We rely on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our technologyand products, we rely on a combination of patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brand and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our technology or products, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. If we do not effectively protect our intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or

effective, and unauthorized parties may copy aspects of our products, or obtain and use information or technology that we regard as proprietary.

Key Person Life Insurance.
We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not yet purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

Directors, Officers, Key Personnel.
The Company's success depends on the experience and skill of the board of directors, its executive officers, and key personnel. Failure to devote adequate time and effort to their responsibilities or the loss of any director, executive officer, or key personnel could harm the Company's business, financial condition, cash flow, and results of operations.
The Company's business depends on its ability to attract, retain, and develop highly skilled and qualified employees. As the Company grows, it will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, the Company may face competition for qualified candidates, and it cannot guarantee that it will be successful in recruiting or retaining suitable employees. Additionally, if the Company makes hiring mistakes or fails to develop and train its employees adequately, it could have a negative impact on its business, financial condition, or operating results. The Company may also need to compete with other companies in its industry for highly skilled and qualified employees. If the Company is unable to attract and retain the right talent, it may impact its ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect the Company's ability to hire qualified candidates, and the Company cannot predict whether it will be able to find the right employees when it needs them. This could potentially adversely impact the value of your investment.

Discretionary Use of Proceeds.
The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described in this Form C is an estimate based on the Company's current business plan. The Company,

however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and the Company will have broad discretion in doing so.

Market Strategy.
We may need to change our business strategy to respond to adverse or competitive market conditions. In order to respond to market changes, the Company's management may from time to time make changes to the business or growth strategy of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

Additional and Subsequent Financing.
The success of this venture depends on our ability to secure additional capital for growth. However, macroeconomic trends, which are beyond our control, may impact the availability of investment capital and our ability to raise funds. Consequently, we cannot guarantee that we will achieve our projected goals. There is no assurance that future financing will be available, and if it is, we may not be able to obtain it on favorable terms. If the company cannot secure the necessary financing, it could significantly negatively affect our business, including the risk of having to scale back or halt operations.
The terms of any additional financing may adversely affect your investment. In the future, the Company is likely to engage in financing through common equity, debt, or preferred stock. Such actions may reduce the value of your investment in the Company. Increased interest on debt securities could raise costs and negatively affect our operating results. Preferred stock may be issued in various series, with specific designations, rights, preferences, and limitations tailored to raise capital. The terms of preferred stock may be more advantageous to those investors than to holders of common stock or other securities. Additionally, if the Company needs to raise more equity capital through the sale of Common Stock, institutional or other investors may negotiate terms more favorable than those of your investment, possibly resulting in a lower purchase price per share.
The Company may not receive future equity financing or may choose not to convert the Securities with such future financing. Moreover, the Company may never experience a liquidity event, such as a sale or an initial public offering (IPO). If neither the conversion of the Securities nor a liquidity event occurs, Purchasers could

end up holding the Securities indefinitely. These Securities have several transfer restrictions and are likely to be highly illiquid, with no secondary market available for resale. The Securities are not equity interests, do not provide ownership rights, and do not grant rights to the Company's assets or profits. They also do not come with voting rights or any ability to influence the Company's decisions.

We may be unable to obtain sufficient or follow-on financing necessary to sustain our operations in the future. Both equity and debt financing will be needed for the foreseeable future to maintain operations.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser.

The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities

The Company may undergo a future change that could affect your investment.

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Securities Restrictions.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or

under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF.

It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Company.

Valuation.

The company established the valuation for the offering. Unlike listed companies, which are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and may not be exact. You may risk overpaying for your investment. There have been no outside contributions or assessments of valuation at this time.

Competition and Competitors.

Many potential competitors are better positioned than we are and have majority stakes in their local, regional, or global markets. We will compete with larger, established enginemanufacturers who currently have products on the market and/or various respective product development programs. They have much better financial means, marketing/sales, and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the engine technology developed by us will be preferred to any existing or newly developed technologies.

It should further be assumed that competition is significant and substantial. The Company's success depends on our ability to continuously raise funding, keep costs under control, and properly execute on the development of our proprietary engine architecture in such a way as to promote engagement with existing

engine OEMs and key partners within the engine industry.

Projections and Estimations.
Our financial and operational projections are hypothetical, based on management's estimates. These are not reviewed by independent accountants and rely on assumptions, some of which may not materialize due to unforeseen events. Actual results may vary significantly from these projections, which cannot be guaranteed.
Projections include timelines, milestones, and cost models created from other companies' experiences in similar technology and market spaces. These estimations may change with ongoing development of our engine technology and partnerships with engine manufacturers.

Technological Uncertainty
Our technology is in the early stages of development, currently existing as a working prototype. While initial tests have shown promising results, the technology is not yet fully tested or finalized. There is a possibility we may not achieve our technical goals. The envisioned technology could face unforeseen performance, durability issues, or prove impractical as a new internal combustion engine technology or alternative to current designs. Key assumptions may turn out to be inaccurate, and if developed, the technology might yield expected interest from engine OEMs, the broader engine industry, and consumers.

Market Uncertainty.
There is a risk of slow market adoption of the Company's technology. As the Company's technology is at an early stage, it is possible that the prospective customer base turns out tobe slower to adopt new technologies (such as the Company's) than is expected by the Company, potentially causing the Company to be unsuccessful operationally, either initially or altogether.

Development Phase.
We are currently in the research and development phase and have not begun generating revenue. Unidentified technical hurdles may cause cost overruns, scheduling delays, and failure to meet performance goals. Failing to meet performance or technical goals can lead to substantial costs and affect the market viability of our engine technology.
Although the Company will perform significant internal testing and qualifications, as well as external qualifications through approved third-party vendors, against industry standards and regulatory requirements, unanticipated conditions may negatively impact the expected performance, long-term use, and potential of our technology.
Defects in design, operation, durability, performance, or

Defects in design, operation, durability, performance, or other aspects of our technology may significantly impact development costs, the market viability of our technology, relationships with engine OEMs, which can materially affect our financial goals, brand, and business success.

Delays and Obstacles.
We may experience significant delays in bringing our engine technology to market due to design issues, technical challenges, manufacturing complications, regulatory considerations, and any number of other factors in and outside of our control. Such delays could materially damage our brand, business objectives, financial goals, and technology's market viability.

Regulatory Uncertainty.
We are vulnerable to unforeseen and unfavorable regulations. Internal combustion engines are highly regulated under international, federal, state, local, and foreign laws. Any products we offer must comply with numerous governmental standards and regulations related to safety, cost, electrical compliance, noise control, and material recycling, among others. Adhering to these requirements may delay or impact any product launch or deployment, thereby negatively affecting our business and financial condition. Non-compliance or legal disputes could lead to fines, penalties, reputational damage, or even litigation, which would adversely affect the Company's financial condition and ability to operate effectively.

Majority Ownership.
Investors rely on management to make optimal decisions for the Company and exercise discretion. As minority shareholders, you must trust the Company's management to make sound business decisions that enhance your investment.
Our Founders, John Krzeminski and David Dusseau, currently hold a majority of the outstanding shares. Consequently, their interests may diverge from those of minority shareholders, allowing them to direct management and influence corporate matters requiring shareholder approval.
The Company's executive officers and directors will retain substantial control over the Company post-offering, restricting your ability to affect corporate decisions and potentially delaying or preventing changes in corporate control.
Following the completion of this Offering, assuming we achieve the maximum Offering, the Company's executive officers will collectively hold the majority of the Company's outstanding common stock, inclusive of the conversion of Securities. Thus, these stockholders can impact management decisions and the outcome of shareholder votes, including director elections and

significant transactions such as mergers, consolidations, or asset sales.

The Company's executive officers may have acquired their common stock at significantly lower prices than the securities offered in this Offering, resulting in differing interests between them and Investors. The concentration of voting power among these stockholders could negatively affect the value of the Securities.

Furthermore, this ownership concentration might adversely impact the Company by: (1) delaying, deferring, or preventing a change of control; (2) impeding mergers or other business combinations; or (3) deterring potential acquirers from making tender offers or attempting to gain control of the Company.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter.

Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Information rights are limited, with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because they do not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

The amount raised in this offering may include investments from company insiders or immediate family

members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product.
Alpha-Otto Technologies currently offers the REV Force Engine Architecture. This technology, still in development, is the focus of our equity crowdfunding campaign. Securing adequate funds is essential for advancing to the next development phase, demonstrating capabilities, and providing validation data to engine OEMs and key industry stakeholders.

Vulnerability to Economic Conditions.
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Adverse publicity.
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Patent Application.
Although it is expected that WIPO and the US Patent and Trademark Office will issue Alpha-Otto Technologies additional patents for its REV Force Engine Architecture and related developments, it is possible that such patent issuance could be delayed, the coverage cut back, or denied.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Small Management Team.
Our future success depends on the efforts of a small management team. The loss of services of the members

management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	15,000,000	10,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool: 1,000,000	Issued: 0

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	John Krzeminksi
Issue date	06/04/25

Amount	$12,500.00
Outstanding principal plus interest	$12,500.00 as of 06/04/25
Interest rate	3.0% per annum
Reason for late payments	This is a shareholder loan from a founder and shareholder to cover costs and operations in the absence of and until the time funding is raised.

Due and payable at the discretion of the BoD, payable principal plus 3% per annum interest, when deemed repayment will not negatively impact the company financially.

Loan

Lender	David Dusseau
Issue date	06/10/25
Amount	$12,500.00
Outstanding principal plus interest	$12,500.00 as of 06/10/25
Interest rate	3.0% per annum
Reason for late payments	This is a shareholder loan from a founder and shareholder to cover costs and operations in the absence of and until the time funding is raised.

Due and payable at the discretion of the BoD, payable principal plus 3% per annum interest, when deemed repayment will not negatively impact the company financially.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2025	Regulation Crowdfunding	SAFE	$903,716	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer

preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	John Krzeminski
Amount Invested	$12,500.00
Transaction type	Loan
Issue date	06/04/25
Outstanding principal plus interest	$12,500.00 as of 06/04/25
Interest rate	3.0% per annum
Relationship	Co-founder/Shareholder

Co-Founder Shareholder Loan

Name	David Dusseau
Amount Invested	$12,500.00
Transaction type	Loan
Issue date	06/10/25
Outstanding principal plus interest	$12,500.00 as of 06/10/25
Interest rate	3.0% per annum
Relationship	Co-founder/Shareholder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**
Powering the Future with a Smarter, Cleaner Engine**Milestones**Alpha-Otto Technologies Inc. was incorporated in the State of Delaware in April 2022. Since then, we have:
This technology has the potential to significantly disrupt the $285B global engine industry.
Patent-protected engine design and method of operation, ready for commercialization.
This is potentially the most efficient hydrogen combustion engine ever developed.
A truly fuel agnostic engine - Able to run on almost any fuel with little to no modification.
Incredible thermal efficiency, exceeding 50%, in a low-cost, mass producible engine.

cost, mass producible engine.

Experienced founders - each has started previous companies and raised over $1M in investment.
$1.2m in federal grants funded R&D and initial prototype development through a prior company.
The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was incorporated in April 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2025, the Company had revenues of $646.47 compared to the year ended December 31, 2024, when the Company had revenues of $0.

Assets. As of December 31, 2025, the Company had total assets of $755,008, including $650,953 in cash. As of December 31, 2024, the Company had $3,580 in total assets, including $3,580 in cash.

Net Loss. The Company has had net losses of $129,806 and net losses of $39,360 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

Liabilities. The Company's liabilities totaled $78,090.74 for the fiscal year ended December 31, 2025 and $90,878 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.**Liquidity & Capital Resources**
To-date, the company has been financed with $42,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Alpha-Otto Technologies Inc. cash in hand is $524,401, as of March 2026. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $77,547/month, for an average burn rate of $77,547 per month. Our intent is to be profitable in 36

$77,547 per month. Our intent is to be profitable in 36 months.

After receiving the capital raised through our Reg CF campaign, we hired two employees, both co-founders started receiving modest monthly salaries, purchased test equipment, software, services, and engine components to continue development and testing of the Company's powertrain technology. Funds were also used for facilities, business equipment, and services to support operations and business development.

Alpha-Otto Technologies remains pre-revenue and is focused on completing initial product development and building at least one fully functional, tested pre-production demonstration unit of our REV Flux PowerCell hybrid-electric power generation modular unit. Additionally, we are focused on raising additional investment capital to accelerate the development of production-ready REV Flux PowerCells and to fund pilot and demonstration projects that showcase the application and potential of this technology. Alpha-Otto Technologies expects to begin generating revenue in three to five years, depending on the amount of investment raised and market interest in our technology. We expect to need between $10 and $25 in investment before we begin generating revenue.

We are not profitable.After continued assessment of the market and development requirements, we anticipate requiring between $10 to $25 million in additional investment over the next 3 to 5 years before we can show a profit. However, if relationships can be established with engine industry OEMs or other parties within the next 2 to 3 years that result in contracts or licensing, we would then be profitable much sooner and potentially without the need for additional investment.

We do not have other sources of capital beyond what we raised through Wefunder at this time. However, we are actively working to raise venture capital from large institutional investors to accelerate development and time to market. We have also received significant interest from individual investors that may lead to conducting another Reg CF crowdfunding campaign if we are unsuccessful in raising venture investment. At our current burn rate (project budget) we have adequate capital to fund operations and development through the end of 2026 and potentially into 2027 if needed.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available

of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, David D. Dusseau, certify that:

(1) the financial statements of Alpha-Otto Technologies Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Alpha-Otto Technologies Inc. included in this Form reflects accurately the information reported on the tax return for Alpha-Otto Technologies Inc. filed for the most recently completed fiscal year.

David D. Dusseau

Sec./Treasurer/CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which

case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the

Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The

Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://alphaotto.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

David D. Dusseau
John L. Krzeminski

Appendix E: Supporting Documents

ttw_communications_173124_140640.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird SAFE (Simple Agreement for Future Equity)

SPV Subscription Agreement

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

David D. Dusseau

John L. Krzeminski

Appendix E: Supporting Documents

ttw_communications_173124_140640.pdf

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Annual Report is 100% accurate**

☑ **I agree to the** **Lead Investor Agreement**

☑ **I agree to the** **Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Alpha-Otto Technologies Inc.

By

David Dusseau

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

David Dusseau

CEO

3/29/2026

John Krzeminski

President

4/8/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.